Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Item 1:	Names of the Parties to the Transaction

SciVac Therapeutics Inc. (the “Company”), formerly Levon Resources Ltd. (“Levon”)

SciVac Ltd. (“SciVac”)

Levon Resources Ltd., formerly 1027949 B.C. Ltd. (“Spinco”)

Item 2:	Description of the Transaction

On July 9, 2015, the Company announced the completion of its reverse takeover transaction (the “Transaction”), pursuant to which the Company acquired all of the issued and outstanding securities of SciVac in exchange for 517,514,016 common shares (the “Common Shares”) of the Company, resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding Common Shares and the Levon shareholders immediately prior to the effective time of the arrangement controlling the remaining 31.6%. Levon shareholders immediately prior to the effective time of the arrangement received, in exchange for each common share of Levon held, one Common Share, and 0.5 of a common share of Spinco. The Transaction was conducted by way of a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia), which was approved by the Supreme Court of British Columbia on June 4, 2015. The Transaction became effective at 12:01 a.m. on July 9, 2015. On completion of the Transaction, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc. and reconstituted its board of directors and senior management team. Following the completion of the Transaction, the Company will operate the business of SciVac, and Spinco will operate the business of Levon.

Item 3:	Effective Date of the Transaction

July 9, 2015.

Item 4:	Names of Each Party that ceased to be a Reporting Issuer Subsequent to the Transaction and Each Continuing Entity

The Company and Spinco will be reporting issuers in all of the provinces of Canada, except for Quebec, following the completion of the Transaction. SciVac is not a reporting issuer.

Item 5:	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2015.

Item 6:	Periods of the Interim and Annual Financial Statements Required to be filed for the Reporting Issuer’s first financial year following the Transaction

(a)	Unaudited interim financial statements of SciVac for the three months ended March 31, 2015, with comparative figures for the three months ended March 31, 2014;

(b)	Unaudited interim financial statements of SciVac for the three and six months ended June 30, 2015, with comparative figures for the three and six months ended June 30, 2014;

(c)	Unaudited consolidated interim financial statements of Levon for the three months ended June 30, 2015, with comparative figures for the three months ended June 30, 2014;

(d)	Unaudited consolidated interim financial statements of the Company for the three and nine months ended September 30, 2015, with comparative figures for the three and nine months ended September 30, 2014; and

(e)	Audited consolidated financial statements of the Company for the financial year ended December 31, 2015, with comparative figures for the year ended December 31, 2014.

Item 7:	Documents filed under NI 51-102 that describe the Transactions

The following additional information relating to the Transaction has been filed on SEDAR:

a.	Arrangement Agreement between SciVac, Levon and Spinco dated March 19, 2015, filed on March 26, 2015;

b.	Press release of Levon dated March 20, 2015 announcing the signing of the Arrangement Agreement, filed on March 20, 2015;

c.	Material Change Report dated March 26, 2015 announcing the signing of the Arrangement Agreement, filed on March 26, 2015;

d.	Notice of Meeting to the shareholders of Levon dated April 9, 2015, as amended on April 29, 2015, filed on April 9, 2015 and April 29, 2015, respectively;

e.	Press release of Levon dated April 29, 2015 related to the meeting of the shareholders of Levon, filed on April 29, 2015;

f.	Levon management information circular dated May 1, 2015, filed on May 8, 2015;

g.	Press release of Levon related to an additional independent director of the Company appointed on completion of the Transaction dated May 26, 2015, filed on May 26, 2015;

h.	Press release of Levon providing an update with respect to the closing of the Transaction dated May 29, 2015, filed on May 29, 2015;

i.	Press release of Levon announcing approval by shareholders of Levon of the Transaction dated June 3, 2015, filed on June 3, 2015;

j.	Press release of Levon announcing the final order granted by the Supreme Court of British Columbia dated June 4, 2015, filed on June 4, 2015;

k.	Press release of Levon announcing the Toronto Stock Exchange’s conditional approval for the listing of the Common Shares dated July 2, 2015, filed on July 2, 2015;

l.	Press release of Levon providing an update with respect to the Transaction dated July 7, 2015, filed on July 7, 2015; and

m.	Press release of the Company announcing the completion of the Transaction dated July 9, 2015, filed on July 9, 2015.

DATED July 17, 2015.